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Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 212-735-3000
June 29, 2007
VIA EDGAR
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3720 Washington, D.C. 20549-4561
Attn: John Zitko
Staff Attorney
RE: Duff & Phelps Corporation Registration Statement on Form S-1 Filed on May 23, 2007 File No. 333-143205

Dear Mr. Zitko:

        On behalf of our client, Duff & Phelps Corporation (the "Company"), we are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter, dated June 22, 2007 (the "Comment Letter") with respect to the registration statement on Form S-1 filed by the Company with the Commission on May 23, 2007 (File No. 333-143205) (the "Registration Statement").

        Certain of the Staff's comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement ("Amendment No. 1").

        The Company has responded to all of the Staff's comments. The Company's responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.

        All page number references in the Company's responses are to the page numbers in the Registration Statement included in the Amendment.

General

1.
Please be advised that you should include the price range and all other required information (e.g., executive compensation disclosure) in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Refer to Items 501(b)(2) and 501(b)(3) of Regulation S-K and Rule 430A of Regulation C.

  The Company acknowledges that it will not distribute preliminary prospectuses until it has disclosed all such information, including the price range and related information based on a bona fide estimate of the public offering price within that range, and will provide the Staff with sufficient time to review such disclosure before distributing preliminary prospectuses.

2.
Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.

  The Company has not yet received a clearance letter from the NASD. The Company or the NASD will send to the Staff, under separate cover, a copy of the NASD clearance letter prior to requesting effectiveness of the Registration Statement.

3.
We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

  The Company acknowledges the Staff's comment, has filed certain exhibits to Amendment No. 1 and will file additional exhibits in the next amendment to the Registration Statement. The Company will send to the Staff, under separate cover, the legality opinion, with sufficient time to review before requesting effectiveness of the Registration Statement and acknowledges that the Staff may have additional comments.

Prospectus Cover page

4.
We note the third paragraph on this page. The significance of this paragraph is not apparent and should either be deleted or clarified.

  The Company acknowledges the Staff's comment and has determined that such disclosure is not required to be disclosed on the prospectus cover page. Accordingly, the Company has deleted the third paragraph on the cover page of the prospectus.

Prospectus Summary, page 1
Our Structure, page 5

5.
Briefly highlight the reasons for the reorganization.

  We advise the Staff that the Company has revised the disclosure on pages 5 and 24 of the prospectus, as per the Staff's comment.

The Offering, page 6

6.
Quantify the amount of proceeds being paid to each of your executive officers and directors. We note your later disclosure under "Related Party Transactions."

  The disclosure on pages 6 and 27 of the prospectus has been revised, as per the Staff's comment. The Company is unable to quantify the amount of proceeds being paid to each executive officer at this time because such amounts will be determined based upon the initial public offering price per share of the Class A common stock. The Company will disclose such information, including a bona fide estimate of the initial public offering price, in a subsequent filing.

Risk Factors, page 10

7.
We note the net loss for quarter ended March 31, 2007 and for the year ended December 31, 2005. Consideration should be given to including a risk factor highlighting your recent losses and the possibility that losses could continue for future periods.

  A risk factor has been added on page 13 of the prospectus, as per the Staff's comment.

Risks Related to Our Business page 10

The financial advisory and investment banking industries are highly competitive, and we may not be able to compete effectively, page 10

8.
Explain why you are not able to predict the effect the expiration of the non-competition agreement with PwC will have on your business.

  The disclosure on page 11 of the prospectus has been revised, as per the Staff's comment.

Risks Related to Our organization and Structure, page 19

Duff & Phelps Corporation is controlled by the existing unitholders of D&P Acquisitions,... page 19

9.
We note that existing unitholders of D&P Acquisitions are entitled to a certain percentage of the "economic returns" of D&P Acquisitions. Explain the meaning and significance of the phrase "economic returns."

  The disclosure on page 19 of the prospectus has been revised, as per the Staff's comment.

We will be required to pay the existing unitholders of D&P Acquisitions for certain tax benefits we may claim arising in connection with this offering and related transactions... page 19

10.
Please discuss the purpose of the arrangement discussed in this risk factor and how it will affect the resultant relative tax burden of all members of D&P Acquisitions (i.e., how Duff & Phelps Corporation's tax burden will be affected as compared to each of the other members of D&P Acquisitions). For example, with respect to the taxable income to be recognized by D&P Acquisitions, could this arrangement result in net taxes due by Duff & Phelps Corporation while the other members would receive tax refunds?

  We advise the Staff that the Company believes that because it will become a member of D&P Acquisitions, a limited liability company treated as a partnership for U.S. Federal income tax purposes, it will be entitled to certain tax deductions associated with becoming a partner in a partnership. The purpose of the arrangement discussed in this risk factor is to obligate the Company to pay 85% of the value of the tax benefits it derives from such deductions to the existing unitholders of D&P Acquistions. The arrangement will not shift taxable income or loss among members of D&P Acquisitions.

Our Structure, page 25
Recapitalization Transactions, page 25

11.
It is not clear from your current disclosure why public shareholders will not be investing directly in the operating company, D&P Acquisitions. Explain the primary reasons (e.g. tax concerns of your existing unitholders) for your corporate recapitalization.

  We advise the Staff that it would not have been possible to have the public invest directly in D&P Acquisitions and for D&P Acquisitions, which primarily earns fee income, to maintain its partnership status for U.S. Federal income tax purposes. Additionally, the disclosure on page 24 of the prospectus has been revised, as per the Staff's comment regarding the reasons for the Recapitalization Transactions.

12.
Please provide more detail with respect to each of the Recapitalization Transactions to be effected (e.g., how will the rights of each class of members change as a result of converting their current membership interests into the New Class A Units?).

  We advise the Staff that the Company has revised the disclosure on page 24 of the prospectus to provide additional detail with respect to the Recapitalization Transactions. Additionally, the Company respectfully advises the Staff that the number of units, class of units and rights of the respective classes of units held by existing unitholders prior to the Recapitalization Transactions is not relevant to an investor in the Company's initial public offering because after the offering the units held by existing unitholders will be converted into New Class A Units, a discussion of which has been added to the prospectus on page 24. The disclosure on page 101 of the prospectus regarding the description of the Amended and Restated Limited Liability Company Agreement of D&P Acquisitions sets forth the rights of the holders of New Class A Units.

13.
Please disclose the total number of New Class A Units that will be issued and outstanding at the time that such Recapitalization Transactions are completed.

  We advise the Staff that the Company has provided additional disclosure on page 24 of the prospectus, as per the Staff's comment. The Company will include the total number of New Class A Units that will be issued and outstanding at the time that the Recapitalization Transactions are completed in a subsequent filing.

Holding Company Structure, page 26

14.
We note your last sentence of this section urging investors to consult their own tax advisors to determine the effects of state, local and non-U.S. tax laws. It is not clear from the preceding disclosure whether the company anticipates there being material federal income tax consequences to investors in offering or material tax consequences to the company as a result of the recapitalization. Please clarify.

  The paragraph in which this sentence appeared has been deleted, as per the Staff's comment. The Company does not anticipate there being any material tax consequences to the Company as a result of the recapitalization or any material federal income tax consequences to the investors as a result of the offering.

Use of Proceeds, page 28

15.
Explain why management intends on using proceeds from this offering to repurchase New Class A units held by existing unitholders. In addition if material, separately quantify any amounts to be received by each of your existing executive officers and directors.

  In connection with this offering the Company wanted to issue a sufficient number of shares of Class A common stock to create a liquid public trading market in its stock. The Company has limited short-term capital needs and therefore has allowed existing holders to monetize a portion of their holdings in the Company. The disclosure on page 27 has been revised, as per the Staff's comment.

Unaudited Consolidated Pro Forma Statements of Operations, page 34

16.
We refer to pro forma adjustment 2. It is not clear why you have determined it is appropriate to eliminate these expenses identified in the note. Please delete this adjustment or tell us why you believe it meets the criteria in Article 11 of Regulation S-X. If you continue to believe that it meets the criteria in Article 11 as an acceptable pro forma adjustment, revise to clarify the amount of each component included, in the adjustment.

  We advise the Staff that the Company believes that this adjustment meets the criteria in Article 11 of Regulation S-X. The Company notes that each of the component adjustments referenced in pro forma adjustment 2 are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the Company and (iii) factually supportable. The specific criteria relating to the components of pro forma adjustment 2 are addressed below:

  (a)
  $2.9 million reduction to compensation—this adjustment relates to the contractual agreement that the Company has entered into with the two principals of Chanin, as set forth in their respective employment agreements, that states that the overall compensation of client service professionals in the Company's restructuring business in any given year (consisting of base salary, benefits and incentive bonus) shall not exceed 50% of the Company's restructuring business revenue in any such year (the "Compensation Margin"), for the five-year period following the transaction. Applying the Compensation Margin to the applicable revenue for the ten-month period ended October 31, 2006 results in the $2.9 million adjustment set forth in the pro forma financial information.

  (b)
  $1.0 million additional equity-based compensation—this adjustment relates to the contractual agreements that the Company has entered into with various professionals of Chanin with respect to individual grants of equity units of D&P Acquisitions for future services provided to the Company. Pursuant to the Company's accounting treatment of such equity grants, an additional $1.0 million of equity-based compensation would have been recognized during the ten-month period ended October 31, 2006. This equity-based compensation requires the performance of future services by various professionals of Chanin and will represent a recurring accounting charge to the Company.

  (c)
  $0.7 million elimination of expense attributable to Chanin stock appreciation rights—this adjustment relates to the equity-based compensation associated with Chanin's stock appreciation rights program in place prior to its acquisition by D&P Acquisitions. Upon the acquisition of Chanin by D&P Acquisitions, such stock appreciation rights were accelerated and did not become an ongoing obligation of the Company. As such, the related expense has been eliminated and replaced with the pro forma equity-based compensation described in (b) above that was granted for future services provided to the Company by various Chanin professionals.

  Additionally, we advise the Staff that the disclosure on page 33 of the prospectus has been revised, as per the Staff's comment.

17.
We refer to pro forma adjustment 3, which excludes integration costs included in the historical financial statements. It is not clear why you have determined it is appropriate to eliminate this expense. Please delete this adjustment or tell us why you believe it meets the criteria in Article 11 of Regulation S-X.

  We advise the Staff that the Company has deleted pro forma adjustment 3 on page 33 of the prospectus, as per the Staff's comment.

18.
Please revise to include an adjustment to your historical financial statements to reflect the impact that the change in corporate structure will have on your provision for income taxes.

  The disclosure on page 33 of the prospectus has been revised, as per the Staff's comment.

19.
Disclose how you determine net income available to holders of Class A common stock in calculating earnings per share.

  The disclosure on page 34 of the prospectus has been revised, as per the Staff's comment.

20.
Disclose how you will present the new Class A units issued by D&P Acquisition in the balance sheet of Duff & Phelps Corporation subsequent to the restructuring transactions. Identify the accounting literature you considered in determining the appropriate accounting treatment for units and tell us how you applied the guidance to these financial instruments.

  The Company respectfully advises the Staff that, because D&P Acquisitions will not be the public registrant, the New Class A Units of D&P Acquisitions will not specifically be reflected in the balance sheet of the Company. As a result of the Offering Transactions, the Company will become the sole managing member (general partner) of D&P Acquisitions.

  In addition, as a result of the Offering Transactions:

  •
  The Company will hold New Class A Units in D&P Acquisitions and the investors in this offering will hold Class A common stock in the Company.

  •
  The existing unitholders of D&P Acquisitions will hold New Class A Units of D&P Acquisitions and Class B common stock of the Company.

  •
  The balance sheet of the Company will reflect the Class A common stock held by investors in this offering, and Class B common stock held by the existing members of D&P Acquisitions.

  The Company will account for the Offering Transactions as an exchange between entities under common control and record the net assets and unitholders' equity of D&P Acquisitions at historical cost. The Company's interest in D&P Acquisitions after the Offering Transactions will be within the scope of Emerging Issues Task Force Issue No. 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-05). Although the Company will have a minority economic interest in D&P Acquisitions, it will have a majority voting interest and will control the management of D&P Acquisitions. Additionally, although the limited partners will have an economic majority of D&P Acquisitions, they will not have the right to dissolve the partnership or substantive kick-out rights or participating rights, and, therefore, will lack the ability to control D&P Acquisitions. Accordingly, the Company expects to consolidate D&P Acquisitions and record minority interest for the economic interest in D&P Acquisitions held directly by the unitholders.

  The Company respectfully refers the Staff to the disclosure in the prospectus under the heading titled "Our Structure—Offering Transactions" and the pro forma table under the heading titled "Capitalization."

Selected Consolidated Financial and Operating Data, page 36

21.
Move adjusted EBITDA from the face of the statements of operations to another section of the table of financial data, such as a section labeled "other financial data" Your current presentation results in presenting a non-GAAP measure on the face of your financial statements, which is prohibited by Item 10 of Regulation S-K. Also revise the information in the Summary Consolidated Financial Data at page 7.

  We advise the Staff that the Company has relocated Adjusted EBITDA from the face of the "Statements of operations" on page 7 to a section labeled "Other financial data." In addition, the Company has relocated Adjusted EBITDA from the face of the "Consolidated statements of operations" table on page 37 to a section labeled "Other financial data".

22.
Refer to your disclosures in note (5) regarding management's use of the non-GAAP measure labeled Adjusted EBITDA. Disclose in more detail why you believe this measure is a useful indicator of operating performance since it excludes the impact of capital items that are necessary to generate revenues. This measure also omits equity based compensation which are recurring charges. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: www.sec.gov/divisions/corpfin/ faqs/nongaapfaq.htm. If you present a non-GAAP measure that excludes recurring items, you must provide detailed disclosures why management believes this performance measure is useful. Please expand your disclosures to address the following:

•
the economic substance behind management's decision to use such a measure;

•
the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss);

•
the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•
explain why you believe adjusted EBITDA provides useful information to investors. Since capital items are a necessary expenditure to enable you to generate revenues, please address in your disclosure why a financial measure that omits these expenditures is a relevant and useful measure of operating performance.

  The disclosure on pages 8, 38, 47, 50 and 53 of the prospectus have been revised, as per the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39
Equity-based Compensation, page 43

23.
Tell us how you determined the fair value of your outstanding equity units issued as compensation as of December 31, 2006 and March 31, 2007, and for any units granted through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each class of equity unit:

•
the grant dates;

•
the grantees;

•
vesting terms;

•
estimated fair value of the units;

•
the total amount of compensation cost; and

•
the amount recognized as expense.

  We may have additional comments when you disclose the anticipated offering price.

  We advise the Staff that, in order to determine the fair value of D&P Acquisitions' securities, a business enterprise valuation of D&P Acquisitions was performed, giving consideration to the guidance in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. D&P Acquisitions was valued using the discounted future earnings method, the merger and acquisition method, and the guideline public company method on a weighted and blended basis.

  Under the discounted future earnings method, a prospective analysis of future debt free net cash flows was performed. These cash flows were discounted to present value using a discount rate, which reflects market return requirements and relevant risk in the business. As of the end of the discrete period, an estimate of terminal or residual value of D&P Acquisitions was developed as the cash flow stream was expected to continue beyond the projection period. The sum of the discounted interim cash flows and the discounted terminal value provides an indication of the invested capital value of the business.

  Using the merger and acquisition method, pricing multiples are derived from transactions of significant interests in companies engaged in the same or similar lines of business. Several transactions were identified that would serve as potential comparable transactions. A median price-to-revenue multiple was applied to D&P Acquisitions' trailing twelve month revenue to arrive at an aggregate equity value.

  Under the guideline public company method, market multiples were derived from market prices of stocks of companies that are engaged in the same or similar lines of business, and that are actively traded on a free or open market. Several guideline public companies were identified. Median risk-adjusted revenue and EBITDA multiples were applied to D&P Acquisitions' trailing twelve month revenue and EBITDA to arrive an aggregate equity value.

  The following key assumptions were used in the analysis: When deriving multiples under the guideline public company method described above, a subjective 10% and 15% risk adjustment to the derived multiples was applied to the periods ending March 31, 2007 and December 31, 2006, respectively. The risk adjustment takes into account the fact that D&P Acquisitions is smaller than the guideline companies, is not publicly traded, and has grown significantly over the last year, as well as historical variability in the valuations of the guideline companies. Discounts for lack of marketability of 5% and 10% were applied to each of the ending valuations as of March 31, 2007 and December 31, 2006, respectively. These discounts consider the facts that there is no active market for the units of D&P Acquisitions' stock and the costs and time to complete a public offering or sale are high.

  The fair value of the securities was then determined using a contingent claims analysis, based on the principles of option pricing theory whereby each class of security is modeled as a call option with a unique claim on the assets of D&P Acquisitions. The characteristics of each security's class define these claims. This analysis uses a business enterprise value at a given point in time to determine the amount of proceeds that are shared between each class of security upon a liquidity event. The transition points between the payoffs of different securities in the capital structure serve as exercise prices in the call option valuation, which is a component of the contingent claims analysis. Under this methodology, each class of security is comprised of a series of call options, which are valued using a Black-Scholes option valuation model to determine the fair value per unit class. Key inputs to this model include the following:

Valuation Date	March 31, 2007	December 31, 2006
Business Enterprise Value	$490,150,000	$360,350,000
Asset Volatility	34.0%	45.0%
Risk Free Rate	5.04%	5.00%
Expected term of Units	0.3 year	0.8 year
Expected Dividends	None	None

  Asset volatilities are derived from the linear interpolation of historical asset volatilities of comparable publicly traded companies corresponding to the time to IPO for each of the valuation dates and the implied asset volatility of D&P Acquisitions as of September 30, 2005. The risk-free rate is interpolated from the Constant Maturity Treasury Rate as of each of the valuation dates corresponding to the time to IPO. The expected term of the units is the time to IPO, which was qualitatively assessed at each of the reporting periods. Historical vesting and forfeiture patterns are reviewed to determine the number of units expected to vest at a given point in time. This activity is reviewed on a periodic basis to determine the pre-vesting forfeiture rate to be applied. An expected dividend yield was not assumed as D&P Acquisitions does not currently issue nor expect to issue dividends to unitholders.

  The only units issued by D&P Acquisitions subsequent to March 31, 2007 were 605,000 Class E Units granted on May 14, 2007. The fair value of these units will be determined using the best available information at the time of the grant, including financial information and projections and the current enterprise valuation of D&P Acquisitions. Compensation expense related to such grants will be recorded in the statement of operations for the quarter and six-months ended June 30, 2007. These units are accounted for as liabilities per D&P Acquisitions' accounting policies, thus any incremental change in fair value from the time of grant to June 30, 2007 will be captured in expense in the current reporting period.

  Classes of Equity

  See attached Exhibit A detailing the grant and compensation activity for each class of equity for the periods ending March 31, 2007 and December 31, 2006. Please note that vesting terms are set forth in the response below, rather than in Exhibit A.

  Vesting Terms

  C-Units (currently cliff vesting over 5 years-straight-line)

  Vesting

    •
    All vest on the fifth anniversary of the grant date;

    •
    If a liquidity event occurs prior to fifth anniversary, all units vest at the liquidity event, if the employee is still employed or terminated due to retirement so long as the employee does not engage in competitive activity prior to the liquidity event; and

    •
    If a public offering occurs prior to fifth anniversary, 25% of units will vest for each anniversary of the grant date that occurs prior to the public offering, provided the employee is employed at the time of the offering or retired and does not engage in competitive activity. Subsequent to the public offering an additional 25% will vest upon each anniversary of the grant date provided the employee is still employed or retired and does not engage in competitive activity.

  Termination

    •
    In the case of a termination prior to the fifth anniversary of the grant date due to disability, death, or termination without cause, all units vest on the date of termination; and

    •
    In the case of a termination prior to the fifth anniversary of the grant date due to retirement, all units vest on the fifth anniversary of the grant date, assuming no competitive activity.

  Repurchase

    •
    In the case of termination—all vested units are subject to repurchase and all unvested units are immediately forfeited.

  D-Units (currently cliff vesting over 5 years-straight line)

  Vesting

    •
    All vest on the fifth anniversary of the grant date;

    •
    If a liquidity event occurs prior to fifth anniversary, all units vest at the liquidity event, if the employee is still employed or terminated due to retirement so long as the employee does not engage in competitive activity prior to the liquidity event; and

    •
    If a public offering occurs prior to fifth anniversary, 25% of units will vest for each anniversary of the grant date that occurs prior to the public offering, provided the employee is employed at the time of the offering or retired and does not engage in competitive activity. Subsequent to the public offering an additional 25% will vest upon each anniversary of the grant date provided the employee is still employed or retired and does not engage in competitive activity.

  Termination

    •
    In the case of a termination prior to the fifth anniversary of the grant date due to disability, death, or termination without cause, 20% units vest for each anniversary upon which the employee provided service; and

    •
    In the case of a termination prior to the fifth anniversary of the grant date due to retirement, all units vest on the fifth anniversary of the grant date, assuming no competitive activity.

  Repurchase

    •
    In the case of termination—all vested units are subject to repurchase and all unvested units are immediately forfeited, provided that, if terminated for cause or any reason other than cause, death, disability, retirement or without cause and the employee engages in competitive activity prior to the fifth anniversary, all vested and unvested units are immediately forfeited.

  E Units

  Time-Vesting E Units
  (currently vesting over 5 years on each anniversary date-accelerated tranche vesting)

  Vesting

    •
    20% vest on each anniversary date; and

    •
    If a liquidity event occurs prior to fifth anniversary, all units vest at the liquidity event, if the employee is still employed or terminated due to retirement so long as the employee does not engage in competitive activity prior to the liquidity event.

  Termination

    •
    In the case of termination, other than that described above with respect to retirement, all unvested units are immediately forfeited.

  Repurchase

    •
    In the case of termination—all vested units are subject to repurchase and all unvested units are immediately forfeited provided that if terminated for cause or any reason other than cause, death, disability, retirement or without cause and the employee engages in competitive activity prior to the fifth anniversary, all vested and unvested units are immediately forfeited.

  Performance E Units

  Vesting

    •
    One-third will become eligible to vest as of December 31 of each fiscal year, beginning December 31, 2006, if EBITDA for such fiscal year is equal to or exceeds the target EBITDA set forth below;

    •
    20% of all awards that have become eligible to vest will vest as of December 31 of each fiscal year, beginning December 31, 2006, provided that the employee continues to provide continuous service until such date or is retired, so long as he does not engage in competitive activity prior to such date;

  Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by "[***Redacted***]", and the omitted text has been filed separately with the Securities and Exchange Commission.

    •
    If EBITDA for the fiscal year ending December 31, 2006 and/or 2007 fails to equal or exceed the target EBITDA for such years, then all units that relate to either or both fiscal years shall become eligible for vesting effective as of the end of the subsequent fiscal year during the three year period if EBITDA for the subsequent fiscal year equals or exceeds the EBITDA target for such year; and

    •
    If EBITDA for any one or more of the fiscal years ending December 31, 2006, 2007, and/or 2008 fails to equal or exceed the target EBITDA and does not become eligible for vesting per the above clause, then those units will continue to be eligible for vesting in subsequent years upon the occurrence of a liquidity event. Those units shall vest if Lovell Minnick and Vestar receive, in connection with a liquidity event, an amount in cash that is equal to the greater of (a) an internal rate of return equal to or in excess of 25% with respect to the units purchased or (b) proceeds equal to or in excess of 250 percent of the aggregate purchase price for the units purchased.

  Target EBITDA:

  2006: $[***Redacted***] million
  2007: $  [***Redacted***] million
  2008: $  [***Redacted***] million

  Termination

    •
    In the case of termination, other than that described above with respect to retirement, all unvested units are immediately forfeited.

  Repurchase

    •
    In the case of termination—all vested units are subject to repurchase and unvested units are immediately forfeited provided that if terminated for cause or any other reason other than (cause, death, disability, retirement or without cause) and the employee engages in competitive activity prior to the fifth anniversary, all vested and unvested units are immediately forfeited.

  G Units (currently cliff vesting over 5-years-straight line)

  We note that there are four different vesting terms for the Class G Units noted below as #1-4.

  Vesting

    •
    All vest on the fifth anniversary of grant date (#1, #2,#3, #4);

    •
    If a liquidity event occurs prior to fifth anniversary, all units vest at the liquidity event, so long as the employee is still employed. (#1, #2,#3,#4); and

    •
    If a public offering occurs prior to fifth anniversary:

    •
    20% of units will vest for each anniversary of the grant date that occurs prior to the public offering, provided the employee is employed at the time of the offering or retired and not engaged in competitive activity and subsequent to the public offering an additional 20% will vest upon each anniversary provided the employee is still employed or retired and not engaged in competitive activity (#1, #2);

      •
      On the later of the IPO date or the third anniversary of the grant date, the greater of 60% of the Class G Units and 20% of the Class G Units for each anniversary of the grant date that occurs prior to the IPO vest immediately. Subsequent to the later of the IPO date or the third anniversary of the grant date an additional 20% of the units vest immediately upon each subsequent anniversary so long as the executive provides services until the IPO date or has retired and has not engaged in any competitive activity (#3); and

      •
      20% of the Class G Units will vest for each anniversary of the grant date that occurs prior to the public offering, provided the employee is employed at the time of the offering or retired and not engaged in competitive activity. Subsequent to the public offering an additional 20% will vest upon each anniversary provided the employee is still employed as of the IPO date until the date of the subsequent anniversary (#4).

  Termination

    •
    Disability, Death, Termination for Performance (#1)—a portion of the Class G Units shall immediately vest in an amount equal to the greater of 50% of the Class G Units or 20% of the Class G Units for each anniversary of the date of grant which the employee provides services;

    •
    Disability, Death, Termination without Cause (resignation for good reason) (#2,#3):

    •
    if the Executive does not sign a non compete, a portion of the Class G Units shall immediately vest in an amount equal to the greater of 50% of the G units or 20% of the G units for each anniversary of the date of grant which the employee provides services

    •
    if the Executive does sign a non compete, all awards vest immediately;

    •
    Disability, Death, Termination without Cause (resignation for good reason (#4)—a portion of the Class G Units shall immediately vest in an amount equal to the greater of 50% of the G units or 20% of the Class G Units for each anniversary of the date of grant which the employee provides services;

    •
    Termination without Cause (Resignation for Good Reason)—100% of awards vest (#1);

    •
    Termination for Cause or without good reason—all unvested awards are forfeited (#1,#2,#3,#4); and

    •
    Any awards that do not vest due to the above reasons are immediately forfeited.

  Repurchase

    •
    None

24.
Expand the disclosure of stock-based compensation to include a discussion of the significant factors, assumptions and methodologies used in determining fair value of your equity units during 2006 and the subsequent interim period in 2007.

  The disclosure on page 44 of the prospectus has been revised, as per the Staff's comment.

25.
Disclose the number of units outstanding for each class of units and the fair value of the units at the most recent balance sheet included in the registration statement.

  The disclosure on page 45 of the prospectus has been revised, as per the Staff's comment.

Net Income/Loss, page 48

26.
We note that, as a limited liability company, Duff & Phelps Acquisitions, LLC and subsidiaries was not subject to federal tax consequences. However, please revise to describe the impact that becoming a corporation subject to the federal tax laws will have on your future results.

  The disclosure on page 52 of the prospectus has been revised, as per the Staff's comment.

Critical Accounting Policies, page 77

27.
The disclosures of your critical accounting policies are virtually identical to the accounting policies disclosed in the notes to your financial statements. Rather than describing the method used to apply an accounting principle, the discussion of your critical accounting estimates should present an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Revise to clarify why the accounting estimates and assumptions bear a risk of change and discuss how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future. This discussion should include material quantitative information and sensitivity analysis. For additional guidance, refer to Item 303 of Regulation S-K as well as section V of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations," which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

  The disclosure on page 62 of the prospectus have been revised, as per the Staff's comment.

Compensation Discussion & Analysis, page 79

28.
Substantially revise this section to discuss the factors outlined in Item 402(b)(1) and (2) of Regulation S-K in the context of the actual compensation paid to your named executive officers in 2006.

  We advise the Staff that the Company has substantially revised the "Compensation Discussion and Analysis" section beginning on page 84, as per the Staff's comment.

29.
Identify the members of the peer group developed by Watson Wyatt. So that investors may understand the kind of benchmarking information you used in determining annual executive compensation, identify all of the companies and their respective industries that were considered for purposes of benchmarking the elements of the named executive officers' compensation. See Regulation S-K Item 402(a)(v) and)(2)(xiv). Additionally, please identify the specific elements benchmarked or state that you benchmarked total compensation.

  The disclosure on page 86 of the prospectus has been revised, as per the Staff's comment.

30.
Describe the nature of the recommendations of Watson Wyatt that were reviewed and approved by the board of managers. If such recommendations differed as to time period, please specify each time period and the manners) in which they differed. -For further guidance, please see Item 403(e)(3) of Regulation S-K.

  The disclosure on page 85 of the prospectus has been revised to clarify that Watson Wyatt provided peer group information and information regarding the competitiveness of the compensation provided to the named executive officers, rather than recommendations.

Objectives of Our Compensation Program, page 80

31.
State clearly whether the compensation committee or the full board will make the final compensation decisions.

  We advise the Staff that the Company has revised the disclosure on page 85 of the prospectus to reflect (i) that the Compensation Committee will make the final compensation decision with respect to the Company's Chief Executive Officer and (ii) that the full board will make the final compensation decision with respect to the Company's other executive officers and directors, after receiving recommendations from the Compensation Committee, unless the board decides that it is advisable for the Compensation Committee to make the decision.

32.
Explain in detail how the company's compensation plans have tied, and will in the future tie, executive compensation to financial performance. We note earlier that management has used Adjusted EBITDA for compensation decisions but only revenue and earnings growth are briefly mentioned here. We note your reference to "measurable corporate and individual performance goals and objectives." Identify these objectives unless doing so would cause the company material competitive harm. If you believe material competitive harm will result, tell us in your response letter the specific reasons why, in accordance with the analysis set forth in Instruction 4 to Item 402(b). If your analysis results in your determination that such performance-related factors are properly excluded from disclosure, please provide the alternate disclosure provided for in the same Instruction.

  We advise the Staff that the Company has revised the disclosure on pages 85-88 in the prospectus.

33.
Identify the "competitive companies," "peer group" and "benchmarks" discussed in this subsection.

  The disclosure on page 86 of the prospectus has been revised, as per the Staff's comment.

Executive Compensation Components page 8l.

34.
We note your discussion beginning on page 81 relating to the company's compensation program on a going-forward basis. So that investors may understand the kind of benchmarking information you will use in determining annual executive compensation, identify all of the companies and their respective industries that were considered for purposes of benchmarking the elements of the named executive officers' compensation. See Regulation S-K Item 402(a)(v) and (b)(2)(xiv).

  The disclosure on page 86 of the prospectus has been revised, as per the Staff's comment.

  For all performance-based compensation elements that are discussed, please clarify the specific metrics used for each named executive officer. Please clarify what those objectives were and the levels set for 2006. Clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the performance results for each element support the bonus.

  The disclosure on page 87 of the prospectus has been revised, as set forth in the Company's response to comment 32 above per the Staff's comment.

35.
We note the use of EBITDA in determining the amounts of the named executive officers' bonuses but earlier you mention that Adjusted EBITDA is used. Please reconcile.

  The disclosure on page 88 has been revised to replace the term EBITDA with adjusted EBITDA, as per the Staff's comment. Please note that the adjusted EBITDA referenced on page 88 is adjusted as set forth in the employment agreements with each of the executive officers and is not the same as Adjusted EBITDA referenced elsewhere in the prospectus.

2007 Grants, page 82

36.
Discuss how the board of managers determined the option grant amounts and how these grants were consistent with the company's compensation objectives. For example, clarify how these grants compared to similar grants at the peer group of companies. Discuss whether these grants will continue in future years and whether the amounts are expected to be consistent with what was granted in anticipation of this offering.

  The disclosure on page 88 of the prospectus has been revised, as per the Staff's comment.

2006 Summary Compensation Table, page 82

37.
Upon completion of this table and the other information required by Item 402 of Regulation S-K (e.g. description of the material terms of your employment agreements), we may have additional comment.

  The Company respectfully acknowledges the Staff's comment. Additionally, we advise the Staff that the disclosure on pages 89 has been revised to describe the relevant executive employment agreements.

Other Compensation, page 83

38.
Clarify how you know that the types and amounts of benefits and perquisites offered to the company's executive officers is "in line with the median levels for comparable companies."

  We advise the Staff that the Company has revised the disclosure on page 89 as per the Staff's comment. The revised disclosure is based on the conclusions reached by the Company through its recruiting processes and its ability to hire senior executives over the last several years. The benefits the Company has provided to its executives have not materially changed during this period and the Company believes they were generally competitive with other similarly situated companies. The benefits provided to the Company's executives have generally been limited to core benefit programs including health and welfare plans, defined contribution plans, vacation and severance that the Company finds to be in line with the median level.

Related Party Transactions, page 86

39.
Please disclose whether the company has already determined the portion (on a percentage basis) of net proceeds to be used for the redemptions discussed in this section. If so, please discuss the factors considered in order to determine such percentage.

  We advise the Staff that, as per the revised disclosure on page 24 of the prospectus, the Company has not yet determined the percentage of net proceeds from this offering that it intends to use for the redemptions of New Class A Units. The Company will disclose the portion of the net proceeds to be used for the redemptions of New Class A Units in a subsequent filing.

--

40.
Please specify the total number of New Class A Units that will be outstanding upon effectiveness of the registration statement.

  We advise the Staff that the Company has provided additional disclosure on page 99 of the prospectus, as per the Staff's comment. The Company will include the total number of New Class A Units that will be issued and outstanding upon effectiveness of the Registration Statement in a subsequent filing.

41.
Discuss how the number of New Class A Units to be redeemed in each case will be determined (e.g., according to a formula?).

  We advise the Staff that, because the disclosure on page 99 of the prospectus only relates to redemptions of New Class A Units held by related persons (as such term is defined in Instruction 1 to Item 404(a) of Regulation S-K), the Company has located the revised disclosure on page 24 of the prospectus to clarify how the number of New Class A Units to be redeemed by all parties is determined.

Shares Eligible for Future Resale, page 98

42.
We note the statement contained in the penultimate paragraph on this page that vesting events are to be discussed in the section entitled "Related Party Transactions—Third Amended and Restated Limited Liability Company Agreement of D&P Acquisitions." We were unable to locate such disclosure. Please advise or revise.

  We advise the Staff that the Company has revised the disclosure on page 111 of the prospectus to reflect the correct cross-reference to the section entitled "Our Structure—Recapitalization Transactions" on page 24 of the prospectus. Additionally, the Company has revised the disclosure on page 24 of the prospectus, as per the Staff's comment.

Underwriting, page 102

43.
We note the existence of a directed share program to be administered by UBS Financial Services. Disclose whether you have agreed to indemnify the underwriter for the failure of participants in the directed she program to pay for and accept delivery of the shares they have agreed to purchase. If so, tell us in your response letter why you believe that the entire offering is being made on a firm commitment basis.

  We advise the Staff that the disclosure on page 116 of the prospectus has been revised to reflect the Staff's comment. In addition, we respectfully advise the Staff that the Company believes that the indemnity provision (the "Indemnity Provision") relating to the shares to be sold in the directed share program (the "DSP") is consistent with a firm commitment underwriting. A firm commitment underwriting is one in which the underwriters make an outright purchase of the securities from the issuer, and therefore bear the risk of loss on any unsold portion of the offering. In The First Boston Corporation (September 3, 1985) no-action letter, the Staff suggested potential factors that could change the nature of an underwriting from a firm commitment underwriting to a best efforts underwriting include arrangements that allow an underwriter "to terminate its obligation to purchase the offered securities from the issuer based upon (1) the occurrence of nonmaterial events affecting the issuer or the securities market in general, or (2) an inability to market the securities."

  Once the Company and the underwriters enter into the Underwriting Agreement, the underwriters will be obligated on a firm commitment basis to purchase all shares being sold in the offering, including shares to be sold in the DSP, and will therefore bear the risk of finding buyers for all such shares. This obligation will be unaffected by the failure of any participant in the DSP ("Participant") to pay for and accept delivery of the shares. Even if a Participant so fails, the underwriters will not have any option not to purchase the shares that such Participant would have ultimately purchased (an underwriting "out"). The absence of such an out is consistent with a firm commitment underwriting. The fact that the Indemnity Provision is in place to indemnify the underwriters for defaults by the Participants does not change the fact that the underwriting is on a firm commitment basis and that underwriters will be obligated to purchase all the shares in the offering, including the DSP, and are at risk if they cannot find purchasers for all such shares. Therefore, unlike the market-out provisions at issue in The First Boston Corporation, the Indemnity Provision here does not in any way alleviate the obligation of the underwriters to purchase all the shares in DSP at the price agreed in the Underwriting Agreement.

  The underwriting arrangement will provide that any directed shares not affirmatively reconfirmed for purchase by any Participant on the first business day following the date of the underwriting agreement or otherwise are not purchased by such persons will be offered by the underwriters to the public upon the terms and conditions set forth in the prospectus relating to the offering. This is consistent with the underwriters' duty to find a purchaser for such defaulted-on shares at the offering price in order to mitigate the damages they would suffer as a result of such default. See Morgan Stanley High Yield Securities, Inc., v. Seven Circle Gaming Corporation, 269 F. Supp. 2d 206, 222 (S.D.N.Y. 2003) (noting that seller of securities had the duty to attempt to sell such securities to another purchaser in order to minimize its damages suffered as a result of the purchaser's breach of its obligation to purchase the securities). In this scenario, the indemnified loss would be measured by the difference, if any, between the public offering price and the actual resale price of such shares, a very different outcome than would occur in a "best efforts" offering where a buyer failed to accept delivery of shares.

  The lead underwriters have advised the Company that they believe they will be firmly committed to purchase all securities in the offering when they execute the underwriting agreement. Moreover, UBS Financial Services, Inc. has indicated that the Indemnity Provision is commonly used by issuers in firm commitment offerings that include a DSP.

Duff & Phelps Acquisitions, LLC and Subsidiaries
Financial Statements, page F-1.

44.
Disclose in the index to the financial statements, that the financial statements of Duff & Phelps Corporation have been omitted because the entity has not commenced operations and has no activities except in connection with its formation, as disclosed at page 25. Disclose whether the registrant has any assets or liabilities. Also disclose any contingent liabilities and commitments in reasonable detail.

  The disclosure on page F-1 of the prospectus has been revised, as per the Staff's comment.

Balance Sheet as of March 31, 2007, page F-2

45.
Include a pro forma balance sheet presented in a separate column along side the historical balance sheet to show the redemption of units from offering proceeds. The pro forma balance sheet should not reflect the proceeds from the offering.

  We advise the Staff that, with respect to the Staff's suggested inclusion of a pro forma balance sheet on page F-2 to reflect the redemption of units from offering proceeds, D&P Acquisitions will remain a private limited liability company and will not be the public registrant. The financial results of D&P Acquisitions will be consolidated with the Company after the offering and D&P Acquisitions will not have separate reporting. The Company therefore believes that the inclusion of such pro forma information in the historical financials of D&P Acquisitions would not provide meaningful disclosure. Additionally, the disclosure on page 36 of the prospectus has been revised and expanded, as per the Staff's comment.

Consolidated Statements of Operations, Page F-30

46.
Present pro forma tax and earnings per unit information on the face of the statement of operations for all periods to reflect the impact of the change to a taxable entity or explain why you omitted this information.

  We advise the Staff, that with respect to the Staff's suggested inclusion of pro forma information on page F-31 of the prospectus to present pro forma tax and earnings per unit, the Company respectfully advises the Staff that D&P Acquisitions will remain a private limited liability company and will not be the public registrant. Duff & Phelps Acquisitions, LLC will be consolidated by Duff & Phelps Corporation after the offering and will not have separate reporting. The Company therefore believes that the inclusion of such pro forma information in the historical financials of D&P Acquisitions would not provide meaningful disclosure, given that D&P Acquisitions will remain a pass-through entity for U.S. federal tax purposes and a private limited liability company. Additionally, the disclosure on page 35 of the prospectus has been revised and expanded, as per the Staff's comment.

Notes to Financial Statements
Note 2 Summary of Significant Accounting Policies, page F-34
(e) Revenue Recognition, page F-35

47.
Describe for us the types of engagements where you use the proportional performance method to recognize revenue. Discuss the typical terms of these arrangements and explain how you recognize revenue and related costs.

  We advise the Staff that the Company uses the proportional performance revenue recognition methodology for fixed fee engagements which are typically related to the financial advisory segment and include the following services: purchase price allocations, goodwill and intangible asset impairments, transfer pricing, tax valuations, international business combinations, option valuations and litigation support services.

  The billing of fixed fee engagements primarily happens in one of three ways: (i) a retainer fee upfront for approximately 50% of the total fee, and final payment upon completion, (ii) progress billing monthly based on hours incurred or (iii) billing upon completion. Fixed fees are determined considering an accrual rate that represents the percentage of standard rates the Company expects to realize from the client over the life of the engagement, which is determined by management at the inception of the engagement considering the complexity and risk related to such service.

  While the timing and nature of the deliverables vary, revenue for engagements under the proportional performance method is recognized based on estimates of work completed, utilizing billable hours, for which the related costs can be reasonably estimated and measured in proportion to the total services and related costs to be provided under the engagement. The Company has the ability and expertise to make such estimates, which are tracked and monitored on a monthly basis.

  Direct costs under engagements have a clearly identifiable beneficial and causal relationship to the services that the Company performs under each engagement. The majority of the direct costs that the Company incurs on any engagement primarily represent direct salaries of the employees that work on that engagement. These costs are expensed as incurred.

48.
Expand your revenue recognition policy to disclose the nature of services typically provided under fixed fee arrangements. Disclose the specific method you use to measure the estimates of work completed. Disclose how you account for anticipated losses on contracts. Also expand the disclosure of your revenue recognition policies in the critical accounting policies section at page 58 to discuss the estimates and assumptions involved in evaluating the profitability and stage of completion of projects.

  The disclosure on pages 62, F-8 and F-36 of the prospectus has been revised, as per the Staff's comment.

49.
Describe for us the types of contracts that include multiple services. Discuss how you identify and account for multiple deliverables. Also discuss how you evaluate if there is sufficient evidence to value and account for services on a separate basis.

  We advise the Staff that, as the Company provides an array of services, certain of the Company's contracts provide for the delivery of various services to be performed based on the needs of the client. These contracts specifically identify the services to be provided with the corresponding deliverable.

  All engagement letters are reviewed by management and signed by both the client and the Company prior to any engagement codes being created to track billable time or revenue being recorded. During the review process, management ascertains which services are being provided for within the contract and sets up the appropriate coding and accrual rates within the financial system for each element. For engagements that have multiple elements, a separate task will be set up for each element to enable more accurate tracking and variance analysis.

  The fair value is determined based on the prices charged when each element is sold separately. Revenues are recognized in accordance with our accounting policies for the elements. The Company considered the applicability of separation under EITF 00-21 paragraph 9 and noted that elements qualify for separation when the services have value on a stand-alone basis and fair value of the separate element exists. While determining fair value and identifying separate elements requires judgment, generally fair value and the separate elements are readily identifiable as we also sell those elements individually outside of a multiple services engagement.

50.
Disclose in your revenue recognition policy how you identify contract elements permitting separate revenue recognition and describe how there are distinguished. Explain how contract revenue is allocated among the separate services. Also expand the disclosure in the critical accounting policies section to discuss the estimates and assumptions involved recognizing revenue for separate services.

  The disclosure on pages F-8 and F-36 of the prospectus has been revised, as per the Staff's comment.

(p) Accounting for Equity-Based Compensation, page F-38

51.
We note your reference to FIN 28, which was superseded by SFAS No. 123(R). Please delete or revise accordingly throughout the document.

  We advise the Staff that the Company has deleted the reference to FIN 28 on pages 45, 64, F-12, F-26, F-40 and F-61 of the prospectus, as per the Staff's comment.

Note 3. Significant Transactions, page F-41

52.
In accordance with paragraph 51(b) of SFAS No. 141, disclose the primary reasons for acquisitions of Chanin Capital Partners LLC and Standard & Poor's Corporate Value Consulting, including a description of the factors that contributed to a purchase prices that resulted in recognition of goodwill.

  We advise the Staff that the Company has revised the disclosure on pages F-14 and F-42 of the prospectus to reflect the suggested clarifications with respect to primary reasons for the referenced acquisitions, including a description of the factors that contributed to purchase prices that resulted in the recognition of goodwill.

Note 4. Allowance for Doubtful-Accounts, page F-44

53.
Please revise to clarify the nature of the $2,795 provision added to your allowance for doubtful accounts in 2006.

  The disclosure on page F-46 of the prospectus has been revised, as per the Staff's comment.

Note 6. Goodwill and Other Intangible Assets, page F-45

54.
We refer to the indefinite-lived intangible asset included in the table presented on page F-45. It appears that you have assigned an indefinite life to the Duff & Phelps trade name in connection with the purchase of Webster's 73% interest in March of 2004. Tell us how you applied the factors in paragraph 11 of SFAS No. 142 in concluding that the trade name has an indefinite useful life.

  We advise the Staff that, according to SFAS 142, paragraph 11, the estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors. In particular, the Company notes the following:

    •
    The Duff & Phelps Trade Name and Trademark have legal lives but are renewable at little cost ($10,000 per year in perpetuity). The Company intends to use and renew its Trade Name and Trademark indefinitely, and evidence supports its ability to do so;

    •
    A valuation was performed in conjunction with the Webster transaction in March 2004 establishing a fair value for the trade name and trade mark based upon the strong brand, reputation and name recognition built over its seventy-plus year history. An analysis of the market, competitive and market trends, and brand extension opportunities provided evidence that the Duff & Phelps Trade Name and Trademark will generate cash flow for an indefinite period of time; and

    •
    There are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the intangible asset to the Company, therefore, the Trade Name and Trademark asset was deemed to have an indefinite life.

55.
Tell us how you determined the fair value of the customer lists acquired from CVC and how you determined their estimated useful lives using the guidance in SFAS No. 142.

  We advise the Staff that, in order to determine the fair value of the Company's customer relationships, the Company analyzed all of the individual client revenue patterns during the period from 2002 through 2005. Clients that had a significant and recurring revenue history were included in the base revenue attributable to the customer relationships. Based on this analysis the Company determined that the future customer retention rate is reasonably stated at 90%. This was incorporated in the customer relationship projections with an exponential decay pattern.

  The Company then estimated the fair value of the customer relationships using a multi-period excess earnings model or "Residual Approach", another variation of the "Income Approach." In this method, the projected cash flows attributable to the subject intangible asset are computed indirectly. For example, the aggregate business projected cash flows are allocated to the subject asset, and deductions are made to recognize returns on contributory assets, leaving the excess, or residual net cash flow, as indicative of the subject asset's fair value.

  We employed two approaches to determine the estimated useful life for the client relationships. These approaches seek to measure the estimated useful life by incorporating the timing of the economic benefit, as measured by cash flows.

  The first approach assumes that the area under the survivor curve, which can be constructed using the customer attrition rate, provides an indication of estimated useful life. Based on this analysis the estimated useful life is determined to be 15-years.

  We also examined the period over which 90% of the undiscounted excess income would be realized. Such an approach estimates the period over which a majority of the client relationship cash flow will be earned. This analysis indicates that in a 15-year period, approximately 90% of the cash flow attributable to the customer lists will be realized.

  In consideration of the results of these approaches and the fact that there are no other legal, regulatory, contractual, competitive, or other factors which would limit the useful life of the customer relationship intangible asset beyond the economic life calculated we have determined that the estimated useful life of the customer relationships is reasonably stated at 15-years.

Note 16. Segment Information, page F-60

56.
Disclose total revenues attributed to foreign countries and by individual foreign country, if material. Refer to paragraph 38 of SFAS No. 131.

  We advise the Staff that the Company respectfully refers the Staff to page F-62 of the prospectus, which discloses the total revenues attributable to foreign countries. There is no disclosure of revenue by individual foreign country separately because the amounts are not material.

Chanin Capital Partners LLC
Notes to Financial Statements, page F-65
Note 5. Stock Appreciation Rights, Page F-67

57.
Disclose how you account for stock appreciation rights. Clarify whether these awards are accounted for as equity or liabilities. Tell us how you applied the guidance in SFAS No. 123(R) to determine the appropriate accounting treatment.

  The disclosure on pages F-69 and F-70 of the prospectus has been revised, as per the Staff's comment. The stock appreciation rights (SARs) were accounted for in accordance with the provisions of SFAS 123(R). The SARs contained provisions which could have resulted in an award being settled in cash. As a result, these awards are liability classified and the expense was remeasured each reporting period under the intrinsic method. In accordance with paragraph 38 of SFAS 123(R) the company elected to measure all of its liabilities incurred under share- based payment arrangements at intrinsic value.

  For purposes of calculating the intrinsic value of the SARs, the fair value of the purchase price paid for Chanin Capital Partners LLC by D&P Acquisitions was used to determine the intrinsic value of the units as of October 31, 2006. Per SFAS 123(R), fair value is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The sale of Chanin Capital Partners LLC to D&P Acquisitions on November 1, 2006 represented the most reliable measure of fair value at that point in time. The intrinsic value of the SARs was remeasured as of October 31, 2006 and the change in intrinsic value was recorded as expense.

58.
Revise to provide all of the disclosures required by paragraphs 64-65 and A240-A242 of SFAS No. 123(R).

  The disclosure on pages F-69 and F-70 of the prospectus has been revised, as per the Staff's comment.

Standard & Poor's Corporate Value Consulting

Notes to Financial Statements, page F-65
Revenue Recognition, page F-74

59.
Describe for us the types of engagements where you use the proportional performance method to recognize revenue. Discuss the typical terms of these arrangements and explain how you recognize revenue and related costs.

  We advise the Staff that the Company uses the proportional performance revenue recognition methodology for fixed fee engagements which are typically related to the financial advisory segment and include the following services: purchase price allocations, goodwill and intangible asset impairments, transfer pricing, tax valuations, international business combinations, option valuations and litigation support services.

  The billing of fixed fee engagements primarily happens in one of three ways: (i) a retainer fee upfront for approximately 50% of the total fee, and final payment upon completion, (ii) progress billing monthly based on hours incurred or (iii) billing upon completion. Fixed fees are determined considering an accrual rate that represents the percentage of standard rates the Company expects to realize from the client over the life of the engagement, which is determined by management at the inception of the engagement considering the complexity and risk related to such service.

  While the timing and nature of the deliverables vary revenue for engagements under the proportional performance method is recognized based on estimates of work completed, utilizing billable hours, for which the related costs can be reasonably estimated and measured in proportion to the total services and related costs to be provided under the engagement. The Company has the ability and expertise to make such estimates, which are tracked and monitored on a monthly basis.

  Direct costs under engagements have a clearly identifiable beneficial and causal relationship to the services that the Company performs under each engagement. The majority of the direct costs that the Company incurs on any engagement primarily represent direct salaries of the employees that work on that engagement. These costs are expensed as incurred.

60.
Describe for us the types of contracts that include multiple services. Discuss how you identify and account for multiple deliverables. Also discuss how you evaluate if there is sufficient evidence to value and account for services on a separate basis.

  We advise the Staff that, as the Company provides an array of services, certain of the Company's contracts provide for the delivery of various services to be performed based on the needs of the client. These contracts specifically identify the services to be provided with the corresponding deliverable.

  All engagement letters are reviewed by management and signed by both the client and the Company prior to any engagement codes being created to track billable time or revenue being recorded. During the review process, management ascertains which services are being provided for within the contract and sets up the appropriate coding and accrual rates within the financial system for each element. For engagements that have multiple elements, a separate task will be set up for each element to enable more accurate tracking and variance analysis.

  The fair value is determined based on the prices charged when each element is sold separately. Revenues are recognized in accordance with our accounting policies for the elements. The Company considered the applicability of separation under EITF 00-21 paragraph 9 and noted that elements qualify for separation when the services have value on a stand-alone basis and fair value of the separate element exists. While determining fair value and identifying separate elements requires judgment, generally fair value and the separate elements are readily identifiable as we also sell those elements individually outside of a multiple services engagement.

61.
Expand your revenue recognition policy to provide a more detailed description of how you account for fixed fee arrangements and contracts to deliver multiple services.

  The disclosure on pages F-77 and F-78 of the prospectus have been revised, as per the Staff's comment.

Signatures

62.
With your next amendment, please provide the signature of your principal accounting officer, as required by the instructions to Form S-1.

  The disclosure on page II-4 of the Registration Statement has been revised, as per the Staff's comment.

* * * *

        We thank you for your prompt attention to this letter responding to the Staff's Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2318.

Very truly yours,
By:	/s/ JOSHUA RATNER Joshua Ratner, Esq.
cc:
Edward S. Forman, Esq
David J. Goldschmidt, Esq.

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by "[***Redacted***]", and the omitted text has been filed separately with the Securities and Exchange Commission.

Exhibit A

Classes of Equity

[***Redacted***]

QuickLinks

Classes of Equity
[***Redacted***]